UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Redbox Entertainment Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75724T103

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75724T103	13D	Page 2 of 20

1. Names of Reporting Persons.
Redwood Holdco, LP

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
32,770,000

9. Sole Dispositive Power

10. Shared Dispositive Power
32,770,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
32,770,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
72.2%
14. Type of Reporting Person
PN

CUSIP No. 75724T103	13D	Page 3 of 20

1. Names of Reporting Persons.
Redwood Holdco GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
32,770,000

9. Sole Dispositive Power

10. Shared Dispositive Power
32,770,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
32,770,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
72.2%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 4 of 20

1. Names of Reporting Persons.
New Outerwall, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
32,770,000

9. Sole Dispositive Power

10. Shared Dispositive Power
32,770,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
32,770,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
72.2%
14. Type of Reporting Person
CO

CUSIP No. 75724T103	13D	Page 5 of 20

1. Names of Reporting Persons.
AP VIII Aspen Holdings, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
PN

CUSIP No. 75724T103	13D	Page 6 of 20

1. Names of Reporting Persons.
AP VIII Aspen Holdings GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 7 of 20

1. Names of Reporting Persons.
Apollo Management VIII, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
PN

CUSIP No. 75724T103	13D	Page 8 of 20

1. Names of Reporting Persons.
AIF VIII Management, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 9 of 20

1. Names of Reporting Persons.
Apollo Management, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 10 of 20

1. Names of Reporting Persons.
Apollo Management GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 11 of 20

1. Names of Reporting Persons.
Apollo Management Holdings, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
PN

CUSIP No. 75724T103	13D	Page 12 of 20

1. Names of Reporting Persons.
Apollo Management Holdings GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 13 of 20

Schedule 13D/A

Amendment No. 1

The information in this Amendment No. 1 to Schedule 13D (this “Amendment” or this “13D/A”) amends and supplements the Schedule 13D (the “Original Schedule 13D,” and, as amended, the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Reporting Persons therein described on December 3, 2021, relating to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Redbox Entertainment Inc. (the “Issuer”).

Except as set forth herein, the Schedule 13D remains unmodified.

ITEM 2. IDENTITY AND BACKGROUND

Appendix A to Item 2 of the Schedule 13D is hereby amended and restated as Appendix A attached to this Amendment.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following language:

The description of the Voting Agreement set forth in Item 6 is hereby incorporated into this Item 4 by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Class A Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	34,526,487
Sole Dispositive Power	0
Shared Dispositive Power	34,526,487

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Class A Common Stock outstanding is 76.1%, based on a total of 12,618,516 shares of Class A Common Stock and 32,770,000 shares of Class B Common Stock issued and outstanding as of February 28, 2022, as reported in the Issuers’ annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2022.

Redwood and Aspen Holdings (the “Record Holders”) each disclaim beneficial ownership of all shares of Common Stock included in this report other than the shares of Common Stock held of record by such Reporting Person, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Redwood GP, New Outerwall, Aspen GP, Management VIII, AIF VIII, Apollo Management, Management GP, Management Holdings, and Management Holdings GP, and Messrs. Marc Rowan, Scott Kleinman and James Zelter, the managers, as well as executive officers, of Management Holdings GP, each disclaim beneficial ownership of all the shares of Common Stock included in this report, except to the extent of any pecuniary interest therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D, except as described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

(d) & (e) Not applicable.

CUSIP No. 75724T103	13D	Page 14 of 20

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended by adding the following language:

Voting and Support Agreement

On April 15, 2022, the Issuer entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with Seaport Global SPAC, LLC, a Delaware limited liability company (“Seaport”) and the Record Holders (together with Seaport, the “Stockholders”), pursuant to which the Stockholders agreed to vote their shares of the Issuer (i) in favor of any strategic transaction approved and recommended by the Issuer’s Board of Directors (the “Board”), or any committee to which the Board delegates authority, subject to certain terms and conditions (each, a “Transaction”), (ii) in opposition to any transaction involving the Issuer that has not been approved and recommended by the Board, and (iii) in favor of any directors that are proposed or nominated to the Board by the Issuer at any annual meeting of the Issuer.

The Issuer further agreed, pursuant to the Voting and Support Agreement, to (i) permanently reduce a portion of its revolving commitments in an amount equal to $10,600,000 pursuant to that certain Credit, Security, Guaranty and Pledge Agreement, dated as of December 29, 2020 (as amended by that certain Consent, Waiver and Amendment to the Credit Agreement, dated as of May 16, 2021, the “MUFG Credit Agreement”), among Redbox Entertainment, LLC, as borrower, the guarantors referred to therein, the lenders referred to therein and MUFG Union Bank, N.A., as administrative agent for the lenders therein, and (ii) among other agreements, refrain from borrowing under the MUFG Credit Agreement without the consent of the Record Holders (other than with respect to certain scheduled borrowings and borrowings to cover interest, fees and expenses).

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Voting and Support Agreement, a copy of which is attached hereto as Exhibit H and is incorporated herein by reference.

Waiver to Tax Receivable Agreement

In connection with the Issuer’s entry into the Voting and Support Agreement, Redwood permanently waived the “Early Termination Payment” by the Issuer (or an affiliate) to Redwood that could have resulted from a provision in the Tax Receivable Agreement, which would have been triggered upon the change to the Board’s composition that the Issuer agreed to implement in connection with the execution of the Incremental Assumption and Amendment Agreement No. 6, dated as April 15, 2022 (the “Sixth Amendment”) to that certain Credit Agreement, dated October 20, 2017, with HPS Investment Partners, LLC, a Delaware limited liability company.

Additionally, under the Voting and Support Agreement, the Issuer and Redwood agreed, in connection with the consummation of a Transaction, to (a) terminate the Tax Receivable Agreement upon the consummation of a Transaction and (b) waive all claims under the Tax Receivable Agreement with such waiver being effective upon the consummation of such Transaction.

CUSIP No. 75724T103	13D	Page 15 of 20

Consent and Waivers to the Stockholders Agreement

Seaport and Redwood are parties to the Stockholders Agreement and have, along with their applicable governing entities and Aspen (collectively, the “Consenting Parties”, and each, a “Consenting Party”) agreed to provide such consents as required under the Stockholders Agreement, and to waive certain rights, as applicable, under the Stockholders Agreement, or under any other applicable organizational document, stockholder agreement, investor rights or similar agreement which such Consenting Party is a party or beneficiary, in connection with certain matters related to the nomination, election and resignation of directors of the Issuer, the size of the board of directors of the Issuer, entry into the Voting and Support Agreement and entry into the waiver to the Tax Receivable Agreement, as applicable. Additionally, the Consenting Parties, as applicable, waive certain consent rights in connection with the additional financing.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by adding the following language:

Exhibit	Description
Exhibit H*	Voting and Support Agreement, dated as of April 15, 2022, by and among the Issuer, AP VIII Aspen Holdings, L.P., Redwood Holdco, LP, and Seaport Global SPAC, LLC.

* Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

CUSIP No. 75724T103	13D	Page 16 of 20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2022

REDWOOD HOLDCO, LP

By:	Redwood Holdco GP, LLC,
its general partner

By:	New Outerwall, Inc.,
its sole member

By:	Aspen Parent, Inc.,
its sole stockholder

By:	Outerwall Holdings, LLC,
the sole holder of its Class A shares

By:	Aspen Parent Holdings, LLC,
its majority member

By:	AP VIII Aspen Holdings, L.P.,
its sole member

By:	AP VIII Aspen Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

CUSIP No. 75724T103	13D	Page 17 of 20

REDWOOD HOLDCO GP, LLC

By:	New Outerwall, Inc.,
its sole member

By:	Aspen Parent, Inc.,
its sole stockholder

By:	Outerwall Holdings, LLC,
the sole holder of its Class A shares

By:	Aspen Parent Holdings, LLC,
its majority member

By:	AP VIII Aspen Holdings, L.P.,
its sole member

By:	AP VIII Aspen Holdings GP, LLC,
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

NEW OUTERWALL, INC.

By:	Aspen Parent, Inc.,
its sole stockholder

By:	Outerwall Holdings, LLC,
the sole holder of its Class A shares

By:	Aspen Parent Holdings, LLC,
its majority member

By:	AP VIII Aspen Holdings, L.P.,
its sole member

By:	AP VIII Aspen Holdings GP, LLC,
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

CUSIP No. 75724T103	13D	Page 18 of 20

AP VIII ASPEN HOLDINGS, L.P.

By:	AP VIII Aspen Holdings GP, LLC,
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

AP VIII ASPEN HOLDINGS GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT VIII, L.P.

By:	AIF VIII Management, LLC,
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

AIF VIII MANAGEMENT, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC,
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

CUSIP No. 75724T103	13D	Page 19 of 20

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers, managers and directors of Management Holdings GP. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Managers, Directors and Principal Executive Officers of Management Holdings GP

The managers, directors and principal executive officers of Management Holdings GP are Marc Rowan, Scott Kleinman, and James Zelter. The principal occupation of each of Messrs. Rowan, Kleinman, and Zelter is to act as executive officer, manager and director of Management Holdings GP and other related investment managers and advisors.

None of Messrs. Rowan, Kleinman, and Zelter effected any transactions in the Common Stock during the past 60 days.

The business address of each of Messrs. Rowan, Kleinman, and Zelter is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019. Messrs. Rowan, Kleinman, and Zelter are each a citizen of the United States. Each of Messrs. Rowan, Kleinman, and Zelter disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.